Exhibit 8.1

Subsidiaries of Anghami Inc.

Entity Name	Jurisdiction of Incorporation
Anghami Inc.	Cayman Islands
Anghami	Cayman Islands
Anghami Technologies Ltd.	United Arab Emirates
Anghami for Digital Content	Egypt
Digimusic SAL Offshore	Lebanon
Anghami FZ LLC	United Arab Emirates
Anghami KSA Co.	Saudi Arabia
Spotlight Recreational Services LLC	United Arab Emirates